Exhibit 12.1
Apartment Investment and Management Company
Ratios of Earnings to Fixed Charges
(in thousands)

	Six Months Ended	Year Ended December 31,
	June 30, 2010	2009	2008	2007	2006	2005
Earnings:
Loss from continuing operations before taxes and income or loss from equity investees	$(81,697)	$(204,960)	$(162,106)	$(62,603)	$(49,886)	$(88,113)
Add:
Fixed charges	169,232	342,818	359,850	352,544	315,984	262,656
Amortization of capitalized interest	7,433	14,640	13,291	10,239	6,101	3,380
Distributed income of equity investees	956	4,893	14,619	4,239	3,578	3,259
Subtract:
Capitalized interest	(5,444)	(9,792)	(24,690)	(29,110)	(23,570)	(16,244)
Preferred OP Unit distributions	(3,376)	(6,288)	(7,646)	(7,128)	(7,153)	(7,226)

Total earnings (A)	$87,104	$141,311	$193,318	$268,181	$245,054	$157,712

Fixed charges:
Interest expense	$159,294	$324,160	$324,118	$313,038	$282,308	$236,719
Estimate of interest within rental expense	1,118	2,578	3,396	3,268	2,953	2,467
Capitalized interest	5,444	9,792	24,690	29,110	23,570	16,244
Preferred OP Unit distributions	3,376	6,288	7,646	7,128	7,153	7,226

Total fixed charges (B)	$169,232	$342,818	$359,850	$352,544	$315,984	$262,656

Preferred stock dividends	$25,829	$52,215	$55,190	$63,381	$74,284	$86,825
Redemption related preferred issuance costs	(2,779)	(1,649)	(1,482)	2,635	6,848	1,123

Total preferred stock dividends	$23,050	$50,566	$53,708	$66,016	$81,132	$87,948

Total fixed charges and preferred stock dividends (C)	$192,282	$393,384	$413,558	$418,560	$397,116	$350,604

Ratio of earnings to fixed charges (A divided by B)	(1)	(1)	(1)	(1)	(1)	(1)

Ratio of earnings to fixed charges and preferred stock dividends (A divided by C)	(2)	(2)	(2)	(2)	(2)	(2)

(1)	During the six months ended June 30, 2010, earnings were insufficient to cover fixed charges by $82.1 million. During the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005, earnings were insufficient to cover fixed charges by $201.5 million, $166.5 million, $84.4 million, $70.9 million and $104.9 million, respectively.

(2)	During the six months ended June 30, 2010, earnings were insufficient to cover fixed charges and preferred stock dividends by $105.2 million. During the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005, earnings were insufficient to cover fixed charges and preferred stock dividends by $252.1 million, $220.2 million, $150.4 million, $152.1 million and $192.9 million, respectively.